Merrill B. Blanksteen Executive Vice President, Chief Financial Officer, Treasurer	195 Church Street New Haven, CT 06510 203 789 2639 Tel 203 789 2650 Fax mblanksteen@newalliancebank.com

April 20, 2006

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, DC 20549-9303

Re:	NewAlliance Bancshares, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2005
Filed February 28, 2006
Commission File No. 001-32007

Dear Mr. Vaughn and Ms. Fitzgerald:

We have reviewed the comments on the NewAlliance Bancshares, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2005 provided to Peyton R. Patterson, the Chairman, President and Chief Executive Officer of NewAlliance, by Margaret Fitzgerald in a letter dated March 24, 2006. We appreciate your comments and respectfully submit our responses for your review. Our responses are keyed to the sequential numbering of the comments in the letter and to the headings used in the letter.

Selected Financial Data, page 21

Comment 1:
We note that you have presented various non-GAAP measures throughout your filing, including your pro forma measure of the efficiency ratio on page 22 and pro forma net earnings and pro forma net earnings per share on page 27. Please revise such presentations to address the following:

a)
Please tell us in detail how you considered the guidance of Item 10(e) of Regulation S-K as well as Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website as it applies to your exclusion of certain conversion and merger costs from your earnings measures. This guidance indicates that, absent management’s demonstration that measures excluding recurring items are useful to investors, such measures would be inappropriate. Please revise to demonstrate the usefulness of these measures to investors or eliminate them from your disclosures.

b)
As part of your support for those measures, please tell us in detail the nature of the conversion and merger costs in these adjustments. Fully explain to us why these costs continue to be incurred after the closing of your acquisitions and whether you expect similar costs to be incurred in the future.

c)	If you are able to adequately demonstrate their usefulness, please revise to address the following:

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

i.	The manner in which management uses the non-GAAP measure to conduct or evaluate business;
ii.	The economic substance behind management’s decision to use this measure;
iii.	The material limitations associated with the use of this measure as compared to the use of the most directly comparable GAAP measure;
iv.	The manner in which management compensates for these limitations when using this non-GAAP measure; and
v.	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

d)
Please tell us how you considered the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website in relation to your presentation of basic and diluted pro forma net earnings per share on page 27. It is unclear why you believe that the costs being excluded do not accrue to shareholders. If you are unable to support your basis for this non-GAAP earnings per share measure, please revise to eliminate it from your filing.

Response:

a.
In accordance with the guidance provided in Item 10(e)(1)(i), the non-GAAP measures appearing on pages 23 and 27 of the Form 10-K are presented with significantly less prominence than the most directly comparable financial measure or measures calculated in accordance with GAAP. In addition, non-GAAP measures appear only on pages 23, 27 and 33 of the Form 10-K; the consolidated financial statements and related notes do not contain any non-GAAP measures.

With respect to the non-GAAP measures “efficiency ratio” and “pro forma efficiency ratio,” footnotes 8 and 9 to the table on page 23 identify the terms as non-GAAP financial measurements and describe how each ratio was calculated. In addition, footnotes 8 and 9 express NewAlliance’s belief that the efficiency ratio and pro forma efficiency ratio are useful measures that permit investors to evaluate our performance.

With respect to pro forma net earnings and earnings per share appearing on page 27, Table 2, captioned “Reconciliation of GAAP Net Income to Pro forma Net Earnings,” reconciles the non-GAAP measures to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. In addition, we disclose on page 27 management’s rationale for excluding certain charges, which charges consist primarily of costs related to funding the NewAlliance Foundation; other costs related to the conversion to a stock company; and certain costs related to acquisitions (costs that would not have been incurred but for the acquisitions) that were not includable in the allocation of the acquisition costs.

We consider the contribution to fund the Foundation to be nonrecurring because NewAlliance has no plans or commitments to make additional contributions to the Foundation in the future. Similarly, we consider the costs of converting to a stock company to be nonrecurring because a conversion is by definition a one-time event. Merger costs recognized primarily during 2004 related to NewAlliance’s simultaneous acquisitions of Connecticut Bancshares, Inc. and Alliance Bancorp of New England on April 1, 2004 which, when combined with the net proceeds of the initial public offering, tripled the size of the company. We believe that the probability that NewAlliance will enter into another transaction of that magnitude to be remote. In addition, we disclose and explain pro forma financial information due to the magnitude of the 2004 transactions so that investors better understand the apparent 1200% increase in net income disclosed on the income statement.

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

We continue to report the merger costs related to two subsequent smaller acquisitions during 2005 in the “Conversion and merger related charges” line item in response to repeated requests from investors and analysts that we disclose this information separately to facilitate their analyses. We disclose the after tax adjustments and pro forma net earnings per share amounts in an effort to eliminate potential calculation errors by investors because our experience indicates that investors frequently calculate these amounts incorrectly by omitting adjustments for tax effects, which results in erroneous pro forma net earnings and per share amounts.

In accordance with Item 10(e)(1)(ii), we do not provide non-GAAP liquidity charges and, accordingly, we do not exclude these charges from our liquidity measures. We do not present non-GAAP financial measures on the face of our financial statements prepared in accordance with GAAP or within the accompanying notes. We do not believe that we have used descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures and we fully disclose the differences between the GAAP and non-GAAP measures in the in the footnotes on page 23 and in the discussion on page 27 of the Form 10-K. We do not believe that our use of non-GAAP information reflects an attempt to smooth items identified as “non-recurring, infrequent or unusual.” Instead, we disclosed to investors that acquisitions are part of our capital deployment and growth strategies on page 3 of the Form 10-K and on pages 6 and 47 of the prospectus dated February 9, 2004 filed as part of our registration statement on Form S-1, File No. 333-109266. Accordingly, we do not believe that we have represented the merger costs as nonrecurring.

We believe that the pro forma measures disclosed in the Form 10-K which exclude certain non-recurring and recurring charges are useful to and, in our experience, are frequently requested by, investors and analysts. Accordingly, we have not revised the presentations appearing on pages 23 and 27 of the Form 10-K. However, we will undertake to enhance these presentations in future Exchange Act periodic reports in response to this comment.

b.
Conversion charges relate to our 2004 conversion to a stock company and consist primarily of legal, consulting, printing and rebranding costs associated with our name change at the time of conversion. As discussed above, the contribution to fund the Foundation was a one-time charge incurred in connection with our conversion from a mutual to stock bank. Merger charges consist primarily of consulting, legal, system conversion, printing and rebranding costs. As discussed on pages 3 and 32 of the Form 10-K, we recorded merger charges in connection with the July 1, 2005 acquisition of Trust Company of Connecticut and the then-pending acquisition of Cornerstone Bancorp Inc., which closed on January 2, 2006. We continue to present the charges separately in the “Conversion and merger related charges” line item in response to repeated requests from investors and analysts that we disclose this information separately to facilitate their analyses. Certain charges continued to be incurred after the closing of these acquisitions primarily because we typically incur costs related to banking system conversion activities up to six months after the closing date. We expect similar charges to be incurred after the closing of additional acquisitions in the future.

c.
We respectfully submit that, based on the information disclosed in the Form 10-K, as discussed in greater detail in our responses above, we do not believe revisions to the disclosure in the Form 10-K are necessary. We are providing you supplementally with the additional information set forth below. We will undertake to enhance these presentations in future Exchange Act periodic reports in response to this comment.

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

i.
The evaluation process used by management for prospective acquisition targets excludes non-capitalizable costs related to the acquisition from the first year earnings accretion calculation. Analysts view these costs as specific to the acquisition being evaluated and, therefore, treat these costs as non-recurring. However, management typically adds these costs back in the earnings accretion calculation to determine the impact on GAAP net income in the year following the acquisition. We include these costs in the merger and conversion related charges line item so they are readily identifiable to our analysts who have requested that we present the information separately. In addition, these charges are excluded from the targets specified in our internal business performance measures and incentive programs.

ii.
Management calculates and discloses these measures because, as disclosed in footnotes 8 and 9 on page 23 of the Form 10-K, management believes the measures help investors evaluate our performance. These charges represent non-capitalizable upfront costs related to specific acquisitions. Since these amounts do not relate to the future performance of the acquired businesses or NewAlliance, many investors exclude them from their calculations of future cash flows for the purpose of estimating share value.

iii.
The predominant limitation of the disclosure of pro forma measures is that they are non-GAAP and, as such, must be presented sparingly and with care. The non-GAAP measures that we calculate and disclose in the Form 10-K are extremely few in number and appropriately presented, as described in clause iv, below.

iv.
Management compensates for the limitations discussed above by presenting the non-GAAP measures in the Form 10-K with less prominence than the GAAP measures and by providing the information necessary to reconcile each non-GAAP measure to the most directly comparable GAAP measure. We also disclose the types of expenses excluded from the non-GAAP measures and management’s belief that the presentation of the pro forma measures is useful to investors.

v.
Based on the information disclosed in the Form 10-K, as discussed in greater detail in our responses above, we do not believe revisions to the disclosure in the Form 10-K are necessary. See our response to 1.a., above.

d.
We considered the guidance in Question 11 of the FAQ and we believe that the pro forma measures we present are meaningful from an operating viewpoint. We are continuously asked by investors and analysts to separately identify these charges. As discussed in our response in 1.a., above, we present the tax effected merger charges and calculations of pro forma earnings per share both as a courtesy and in an effort to eliminate potential calculation errors by investors and analysts. Also, on page 27 of the Form 10-K, we present a reconciliation of GAAP earnings to pro forma earnings and discuss the types of expenses that are included in the conversion and merger related charges line item as well as management’s belief that the pro forma measures provide useful information to investors. We believe that the costs excluded from the pro forma measures accrue to shareholders; however, as discussed above, we present the pro forma measures primarily in response to requests from investors and analysts. We believe that the existing disclosure in the Form 10-K supports our decision to present the non-GAAP earnings per share measure and, accordingly, we have not revised the Form 10-K.

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

Financial Statements

Note 1: Summary of Significant Accounting Policies

General

Comment 2:
Please revise to include a footnote regarding your accounting policy for the conversion and merger costs. Please disclose the nature of these costs, and tell us how you have considered the guidance in EITF 95-3.

Response:

Our policy for conversion and merger costs is discussed in our response to response to 1. b., above. We account for liabilities incurred in connection with our acquisitions in accordance with SFAS 141 and EITF 95-3. We record costs incurred due to a plan to either exit an activity or involuntarily terminate employees of an acquired company as recognized liabilities assumed in a purchase business combination and included in the allocation of the acquisition cost if specified conditions are met. Costs that do not meet the conditions for inclusion in the allocation of acquisition costs are expensed as incurred and are reported in the conversion and merger related charges line item.

We believe that we have disclosed the requested information within the Business and Management’s Discussion and Analysis sections of the Form 10-K. However, we will undertake to enhance the presentation of the Summary of Significant Accounting Policies in future Exchange Act periodic reports in response to this comment beginning with the Form 10-Q for the quarter ended March 31, 2006.

Comment 3:
We note that your subsidiaries, Alliance Capital Trust I and Alliance Capital Trust II, were created for the issuance of the trust preferred securities. Please revise to disclose, if true, that the subsidiaries are 100% owned by the parent company and that the parent company has fully and unconditionally guaranteed the securities. Please refer to Item 3.10(b)(4) of Regulation S-X.

Response:

Alliance Capital Trust I and Alliance Capital Trust II were formed by Alliance Bancorp of New England to facilitate the issuance of trust preferred securities. NewAlliance acquired these entities when it acquired Alliance Bancorp of New England. The trusts are described as “wholly-owned subsidiaries” on page 8 of the Form 10-K. The trust preferred securities are generic in nature and contain all of the features typically expected by investors in our industry, including the fact that NewAlliance, as the successor to Alliance Bancorp, irrevocably and unconditionally guarantees the payment of these securities.

Borrowings pursuant to junior subordinated debentures totaled $7.1 million at each of December 31, 2005 and December 31, 2004, and represented 0.51% and 0.67% of total borrowings and 0.54% and 0.50% of total stockholders’ equity at each of December 31, 2005 and December 31, 2004. As a result, because management does not consider this information to be material to an investor’s understanding of our company, we have not revised the disclosure in the Form 10-K. However, we will undertake to disclose this information in future Exchange Act periodic reports in response to this comment beginning with the Form 10-Q for the quarter ended March 31, 2006.

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

Investment Securities, page 54

Comment 4:
We note that you have investments in limited partnerships which are being accounted for at the lower of cost or net realizable value, and that income from the partnerships is being accounted for on the cash basis of accounting. Please tell us the GAAP literature upon which you based this accounting treatment. Please provide us with information regarding the nature of the partnerships and your respective ownership percentages in each.

Response:

There is no authoritative accounting literature that broadly addresses accounting for limited partnerships. We based our accounting treatment of limited partnerships on AICPA Accounting Interpretation 2, “Investments in Partnerships and Ventures,” and SOP 78-9. AICPA Accounting Interpretation 2 indicates that Accounting Principles Bulletin No. 18 does not apply to partnerships. However, Interpretation 2 also states that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. Similarly, SOP 78-9 addresses accounting for real estate partnerships, which can be applied by analogy to partnerships that are not real estate ventures. SOP 78-9 requires non-controlling investments in limited partnerships to be accounted for using the equity method as described in APB 18 unless the limited partner's interest is "so minor that the limited partner may have virtually no influence over partnership operating and financial policies . . . and, accordingly, accounting for the investment using the cost method may be appropriate."

Our investments in limited partnerships are disclosed on pages 8, 54 and 76 of the Form 10-K. As disclosed on page 54, we maintain investments in twelve limited partnerships. The table set forth below provides the name of, and our ownership interests in, each partnership.

Limited Partnership Investments

Limited Partnership	December 31, 2005
	Percent Ownership	Recorded Value	Reported Value (1)	Total Commitment	Investment to Date

First New England Capital I	29.60%	$1,153,750	$1,774,260	$1,500,000	$1,153,750
First New England Capital II	5.65%	407,215	756,597	1,000,000	676,052
Ironwood Mezzanine Fund	7.20%	1,294,463	1,090,197	2,000,000	1,294,463
Zero Stage Capital	10.00%	-	-	5,000,000	5,000,000
Axiom Venture Partners III	2.04%	724,858	632,269	2,000,000	1,042,319
Ripplewood Partners II	2.60%	378,191	374,389	2,000,000	606,767
Kensington I	n/a	26,854	n/a	362,069	362,069
Kensington II	n/a	20,202	n/a	889,294	889,294
Chester	n/a	-	n/a	1,461,421	1,461,421
Harbor Point	n/a	-	n/a	562,500	562,500
Howe Street	n/a	-	n/a	525,000	525,000
Museum Square	n/a	-	n/a	3,430,350	3,430,350

Total		$4,005,533	$4,627,712	$20,730,634	$17,003,985

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

	December 31, 2005
Limited Partnership	Remaining Commitment	Income 2005	Return of Capital 2005	Income 2004	Return of Capital 2004
First New England Capital I	$346,250	$-	$-	$-	$-
First New England Capital II	323,948	-	129,692	-	-
Ironwood Mezzanine Fund	705,537	-	204,275	-	-
Zero Stage Capital	-	-	-	-	-
Axiom Venture Partners III	957,681	7,134	4,742	14,002	86,877
Ripplewood Partners II	1,393,233	-	-	-	-
Kensington I	-	-	-	-	-
Kensington II	-	-	-	-	-
Chester	-	-	-	-	-
Harbor Point	-	-	-	-	-
Howe Street	-	-	-	-	-
Museum Square	-	-	-	-	-

Total	$3,726,649	$7,134	$338,709	$14,002	$86,877

1. The limited partnerships determine these values using internal valuation techniques and report them to us. Values are unaudited.

The first four partnerships listed in the table are Small Business Investment Corporation limited partnerships in which we made investments for Community Reinvestment Act purposes. Although in some cases our percentage ownership is higher than the percentages discussed in Topic D46, our ownership interests increased, particularly with respect to First New England Capital I Limited Partnership, due to the withdrawal of other limited partners. Each limited partner also holds a seat on the Board. However, the limited partners have very little decision making authority. For example, they are not allowed to participate in the daily operations of the partnerships or in decisions to buy or sell investments and do not determine the timing or amount of distributions. Consistent with SOP 78-9, we have determined that our interests in these limited partnerships are so minor that we have virtually no influence over partnership operating and financial policies. Accordingly, we account for these investments using the cost method. The investments are reported at the lower of cost or net realizable value and are reviewed for impairment quarterly.

We acquired Axiom Venture Partners III and Ripplewood Partners II in 2004 as a result of our acquisition of Connecticut Bancshares, Inc. Consistent with SOP 78-9, we have determined that our interests in these limited partnerships are so minor that we have virtually no influence over partnership operating and financial policies. Accordingly, we account for these investments using the cost method. We disclosed in the Form 10-K that we recognize income from these partnerships on the cash basis. In practice, we record distributions when we receive notice of them unless they are deemed to be de minimus, in which case we record them when received. In most cases, because the amounts involved are de minimus, the accounting treatment is substantially equivalent to the cash basis. As shown in the above table, in 2005 and 2004, we recorded a return of capital of $338,709 and $86,877, respectively, and income of $7,134 and $14,002, respectively, related to these partnership investments. Even though there is little substantive difference between accounting for de minimus distributions on the cash basis as compared to the accrual basis, if we were to receive notice of a distribution not deemed to be de minimus, we would accrue it in accordance with GAAP. Therefore, we undertake to disclose in future Exchange Act periodic reports that we account for distributions from these partnerships using the accrual basis.

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

The remaining six partnerships in the table are housing limited partnerships. We account for our investments in these partnerships in accordance with EITF 94-1, “Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects.” The remaining carrying value of these partnership investments at December 31, 2005 was approximately $47,000 which represents the value of the remaining tax credits. We do not have any funding commitments related to these investments and we did not recognize income on these partnerships in 2005 and 2004.

Comment 5:
In regards to the investment partnerships, you state in Note 15 that you have a commitment to make an additional investment. Please revise to more clearly disclose the nature and terms of such commitments.

Response:

We disclose our additional funding commitments in Note 15 on Page 76 of the Form 10-K. We have committed to make additional investments in non-housing related limited partnerships totaling approximately $3.7 million, which constitutes our maximum potential obligation to these partnerships. We are obligated to make these additional investments in response to formal written requests, which typically provide us with one month’s prior notice. There is no funding schedule associated with these investments because the partnerships submit funding requests only when the partnerships plan to make additional investments. Each partner is required to contribute based on its ownership percentage and, therefore, we do not expect that additional contributions will change the percentage ownership of the individual partners.

We are unable to predict when we will be required to make additional investments pursuant to these commitments. Moreover, we do not believe that the aggregate amount of the additional funding commitments described above are material to an investor’s understanding of our business. Therefore we have not revised the disclosure in the Form 10-K. However, we will undertake to expand the descriptions of our additional funding commitments in future Exchange Act periodic reports in response to this comment commencing with the Form 10-Q for the quarter ended March 31, 2006.

Loans Held for Sale, page 54

Comment 6:
We note that you have recorded the proceeds from loan sales as investing cash flows. From the historical results, it appears that you regularly engage in the activity of selling loans to third parties. Given your historical activity, please tell us how you have considered the guidance in paragraph 8 of SFAS 102 in your treatment of these cash flows.

Response:

Historically, loan sales have not been part of our core operations, and we have not sold loans out of the held for investment portfolio in recent years. We originate 30-year fixed-rate mortgage loans for our customers, most of whom are located in Connecticut and many of whom are also depositors. These loans are classified as held for sale at the point of origination and are sold in the secondary market in order to manage the risk associated with maintaining longer term fixed-rate assets rather than for the primary purpose of recording non-interest income. Therefore, we continue to classify both the cash outflows related to loans originated for sale and the cash proceeds from the sales of loans held for sale in investing cash flows.

Cash outflows for loan originations were approximately $56.5 million and $16.8 million for the years ended December 31, 2005 and 2004, respectively. Cash proceeds from the sales of loans held for sale were $54.1 million and $18.5 million for the years ended December 31, 2005 and 2004, respectively. Therefore, if we were to reclassify these cash flows from the investing to the operating category, the net effect for the year ended December 31, 2005 would be an increase in investing cash flows and a corresponding decrease in operating cash flows of $2.4 million. The net effect for the year ended December 31, 2004 would be a decrease in investing cash flows and a corresponding increase in operating cash flows of $1.7 million. While we do not consider these amounts to be material, we will reclassify both the cash outflows related to loans originated for sale and the cash proceeds from the sales of loans held for sale to operating cash flows in investing cash flows in future Exchange Act periodic reports in response to this comment.

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

Comment 7:
Please revise to disclose the factors management uses to determine whether to classify loans as Loans held for sale or Loans not held for sale. Revise to clearly disclose the criteria for classifying loans as not held for sale. Refer to paragraph 8 of SOP 01-6.

Response:

We disclose the factors that management uses to determine whether to classify loans as Loans Held for Sale on page 4 of the Form 10-K. Currently, we sell all conforming fixed-rate residential mortgage loans with terms over 15 years as part of its asset/liability risk management strategy. Also, as described in the response to Comment 6 above, we have not engaged in the practice of selling loans held for investment either on a loan by loan basis or a pool basis. Because we believe that the existing disclosure in the Form 10-K discloses the criteria for classifying loans as held for sale, all other loans are “not held for sale” and, therefore, no additional disclosure is necessary to an investor’s understanding of our policy. However, we will undertake to enhance the footnote disclosure related to our loans held for investment in future Exchange Act periodic reports in response to this comment commencing with the Form 10-Q for the quarter ended March 31, 2006.

Note 5: Investment Securities, page 60

Comment 8:
Please revise to separately disclose securities issued by government sponsored entities since those securities are not backed by the full faith and credit of the United States Government. Accordingly, they should not be reported in the same line of your table as securities issued by US government or its agencies.

Response:

Because SFAS 115 does not specifically address the disclosure of debt securities issued by U.S. Government sponsored agencies, we based our classification on Section 7.07 of the AICPA Audit Guide, captioned “Depository and Lending Institutions: Banks and Savings Institutions, Credit Unions, Finance Companies and Mortgage Companies.”

Section 7.07 of the AICPA Audit Guide states in relevant part:

“The agencies and government-sponsored enterprises (GSEs) issue debentures, notes, and other debt securities having a wide variety of maturities and other features. Unlike agency debt, GSE debt is not secured by the full faith and credit of the United States. However, because the GSEs play a vital role in the nation's financial markets, many believe the Department of the Treasury would intervene before a GSE could default on its debt. Accordingly, GSE debt is perceived to have minimal credit risk.”

However, in light of our recent review of the outline titled “Current Accounting and Disclosure Issues in the Division of Corporation Finance,” dated December 1, 2005, we understand that the SEC has clarified that GSE obligations should not be disclosed in the same line item as obligations of the U.S. Treasury or Agencies. As such, we will reclassify GSE obligations from our U.S. Government and Agency obligations line item in both Guide 3 and Footnote disclosures in future Exchange Act periodic reports in response to this comment beginning with the Form 10-Q for the quarter ended March 31, 2006.

Note 8: Goodwill and Intangible Assets, page 64

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

Comment 9:	Please tell us the nature of the “other” identifiable intangible costs, and tell us how you determined the useful life over which the intangible is being amortized.

Response:

Other intangible assets are comprised primarily of non-competition agreements entered into in connection the acquisitions of Connecticut Bancshares, Inc. and Alliance Bancorp of New England. The non-competition agreements are being amortized on a straight-line basis over the terms of each agreement, which terms originally ranged from six months to 42 months. The balance of other intangibles as of December 31, 2005 included approximately $500,000 related to a branch acquisition intangible asset for which we discontinued amortization in 2002 when it was determined that the acquisition met the SFAS 141 definition of a business combination upon the adoption of SFAS 147. This amount should have been reclassified to goodwill at that time. However, in 2002, we did not present a separate goodwill line item because the amount was not material in relation to the balance sheet. Following the acquisitions of Connecticut Bancshares, Inc. and Alliance Bancorp of New England in 2004, this amount should have been included in goodwill. We reclassified this amount to goodwill in March, 2006 and we will disclose it in future Exchange Act periodic reports commencing with the Form 10-Q for the quarter ended March 31, 2006.

Note 11: Borrowings, page 65

Comment 10:	Please revise to disclose the accounting treatment applied to the fair value debt adjustment. Tell us the specific guidance you relied upon as your basis for that accounting adjustment.

Response:

The fair value adjustments to borrowings were recorded on FHLB advances and junior subordinated debt acquired in connection with the acquisitions of Connecticut Bancshares, Inc. and Alliance Bancorp of New England. The accounting treatment applied to determine the fair value of acquired debt is the same as the accounting treatment applied to determine the estimated fair values of other assets and liabilities acquired in a business combination under SFAS 141. The acquisition fair value adjustments (premiums) are being amortized as an adjustment to interest expense on borrowings over their remaining term using the level yield method. We also have valuation adjustments related to the fair values of time deposits, fixed assets, etc. However, for the purpose of the debt disclosure, we separately report the fair value adjustment to help investors distinguish between the contractual obligation to repay and the carrying value of the borrowings as of the dates presented because the contractual maturity does not include acquisition premiums. The premium related to the acquired borrowings represented approximately 1.4% and 2.4% of total borrowings at December 31, 2005 and 2004, respectively.

We believe that our accounting treatment policy is disclosed generally in Note 1 to the Consolidated Financial Statements under the heading Goodwill and Identifiable Intangible Assets. Accordingly, we have not made any revisions to the disclosure in the Form 10-K. However, we will undertake to expand the description of the accounting treatment policy consistent with this comment in future Exchange Act periodic reports commencing with the Form 10-Q for the quarter ended March 31, 2006.

Note 18: Earnings per Share, page 78

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

Comment 11:
In this footnote and in your Schedule of Financial Data, please revise to present earnings per share for the twelve month period ended December 31, 2004. Please make this change throughout your filing where the earnings per share measure is presented. Refer to SFAS 128.

Response:

Our mutual to stock conversion was effected by offering shares to depositors and others at a purchase price of $10.00 per share. We did not award shares to our depositors, and we do not have any “prior owners.” All of our initial shareholders were required to purchase their shares and no discounts were offered. As discussed above, we converted to a stock company on April 1, 2004. As a result, we did not have shares outstanding for a full year during the year ended December 31, 2004. In our Form 10-K for the year ended 2004, we disclosed earnings per share for the nine-month period from the date of conversion through year-end. We calculated this information by dividing earnings for the nine-month period ended December 31, 2004 by the weighted average shares outstanding during the same period. In addition, in footnote 18 of our Form 10-K for the year ended 2004, we disclosed earnings per share information for the quarters ended June 30, September 30, and December 31, 2004 and for the nine-month period ended December 31, 2004. We based our decision to disclose this information on the requirements of SFAS 128. Unfortunately, the public company sample disclosures provided in SFAS 128 did not correspond precisely to our circumstances, in which our conversion occurred simultaneously with two significant acquisitions that collectively tripled the size of the company. As a result, we also reviewed disclosures in periodic reports filed by other issuers that had recently converted to stock companies, but our review revealed additional inconsistent earnings per share disclosures.

The year ended 2005 was our first full year of earnings and weighted average per share information. We believe it would have been misleading to our investors to present partial period earnings per share information for 2004 with full year earnings per share information for 2005. Therefore, we intentionally omitted the earnings per share information for 2004 from the Form 10-K for the year ended 2005. Accordingly, we have not revised the disclosure in our Form 10-K.

Comment 12:
In this footnote and in your Schedule of Financial Data, please revise to provide pro forma financial statements to reflect earnings per share for all periods presented under the assumption that the shares issued in April 2004, as part of your conversion, were outstanding as of January 1 of each year presented. Provide a footnote to clearly disclose how these amounts were computed.

Response:

We believe that presenting information based on the assumption stated in Comment 12 would be misleading to investors. We used a significant portion of the proceeds from our conversion to a stock company as consideration to acquire Connecticut Bancshares Inc. and Alliance Bancorp of New England and we invested the balance of the proceeds in investment grade securities. The net assets of the acquired companies and the additional investment grade securities did not exist in prior periods and, therefore, did not contribute to the income generated in those prior periods. If we were to present pro forma earnings per share information during those prior periods, the weighted average shares outstanding would include the effect of the conversion and acquisitions, but net income would not. We believe the disclosure would not provide meaningful information to investors. Moreover, our review of existing GAAP literature, including SFAS No. 128 and related guidance, did not reveal a requirement to calculate and present this information. Accordingly, we have not revised the disclosure in our Form 10-K.

Note 20: Selected Quarterly Consolidated Information, page 80

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

Comment 13:	Please amend your filing to present earnings per share for the periods presented which had shares outstanding. Please refer to Item 3.02(a) of Regulation S-K.

Response:

We disclosed earnings per share information for each period in our Quarterly Reports on Form 10-Q and in press releases filed as exhibits to Current Reports on Form 8-K filed in 2005 and 2004. In addition, we disclosed this information in our Form 10-K for the year ended 2004. The failure to disclose this information was an unintentional oversight but, because this information has already been disclosed to the public in our Exchange Act periodic and current reports, we have not revised the Form 10-K for the year ended 2005.

NewAlliance acknowledges that:

▪	Management is responsible for the adequacy and accuracy of the disclosure in our filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	Management of the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin W. Vaughn
Ms. Margaret Fitzgerald
April 20, 2006

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed postage prepaid envelope.

If you require any additional information concerning the Annual Report on Form 10-K, please call me at (203) 789-2639.

Thank you for your attention to this matter.

NEWALLIANCE BANCSHARES, INC.

By: /s/ Merrill B. Blanksteen
Merrill B. Blanksteen
Executive Vice President
and Chief Financial Officer

CC:	Ms. Peyton R. Patterson
Chairman, President and CEO
Mr. Mario L. Solari
William W. Bouton III, Esq.